Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Eventer Technologies Ltd.	Israel
Gix Internet Ltd.	Israel
GERD IP, Inc.	Delaware
Charging Robotics, Inc.	Delaware